Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 22, 2016

Via EDGAR

Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Jill Intermediate LLC

Draft Registration Statement on Form S-1

Originally Submitted October 21, 2016

CIK No. 0001687932

Ladies and Gentlemen:

On behalf of our client, Jill Intermediate LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on October 21, 2016.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated December 15, 2016 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary – Overview, page 1

1.	We note your modified disclosure in response to comment 3. Your current disclosure includes three bullet points and one chart relating to either adjusted EBITDA or adjusted EBITDA margin, but only one bullet point and no chart relating to the most comparable GAAP measure (i.e. net income). Please expand your disclosure to include greater discussion and analysis regarding net income, comparable to your non-GAAP measures, as well as a chart for the most comparable non-GAAP measure with greater or equal prominence. Refer to Question 102.10 and the accompanying bullet points of the Division of Corporation Finance’s Compliance and Disclosure Interpretation on Non- GAAP Financial Measures.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2, 3, 78 and 79 of Amendment No. 2. The Company respectfully advises the staff that while the Company has disclosed the compound annual growth rate (“CAGR”) for its Adjusted EBITDA growth on pages 2, 3, 78 and 79 of Amendment No. 2, the Company has not disclosed a CAGR for its net income growth because a meaningful CAGR in net income growth cannot be calculated due to the loss in net income in fiscal year 2012. The Company has, however, included disclosure on the growth of its net income from fiscal year 2012 to pro forma fiscal year 2015 and the twelve months ended October 29, 2016.

Note 2 – Summary of Significant Accounting Policies, page F-8

Segment Reporting, Page F-9

2.	We acknowledge your response to comment 11. Please provide us with a more fulsome analysis of how you determined that the CEO is the CODM, and how you identified your operating segments. In your response, please address the following:

•	Whether there is another individual, or groups of individuals, who perform the same or similar function of allocating resources to and assessing the performance of the operating segments;

•	The management and reporting structure immediately below the CEO, including the roles and decision-making responsibilities of the individual(s) therein. Consider providing an organizational chart to the extent you believe it will aid in your response;

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

•	The general organizational structure lower in the organization down to the retail stores (e.g. organized by lifestyle centers versus premium malls, by geographic region, or by some other method);

•	All the various forms of discrete financial information that is at a disaggregated or lower level then your two current operating segments which is also regularly reviewed by your CODM;

•	If lower level or disaggregated information is not regularly reviewed by the CODM, tell us who is responsible for allocating resources and assessing performance within each of the two channels you have identified and how the CEO assess the performance of the individual(s) responsible for those decisions.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM makes changes to the budget;

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

Response to Comment 2

The Company acknowledges the Staff’s comment and provides the following analysis regarding how management determined that the Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker (“CODM”) and how the Company identified its operating segments.

The Company’s determination that its CEO is the CODM is based on the following:

•	the CEO is responsible for setting financial objectives for the entire Company, including the operating segments and the related support functions;

•	the CEO is directly responsible for allocating resources, including capital investment to the Company’s operating segments and the related support functions;

•	the CEO is the highest level of management within the Company at which overall resource allocation decisions are made and at which segment performance is assessed, and is the ultimate decision maker in this regard;

•	all of the people and resources deployed across the organization are led by managers who are directly accountable and report to the CEO; and

•	there are policies and processes in place that enable our CEO to monitor compliance with the strategic and operating objectives across the organization.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

The Company’s management structure includes the CEO, the heads of the operating segments and the related support functions. The Company’s operating segment leaders and the heads of the other related support functions report directly to and maintain regular contact with the CEO. While executives reporting to the CEO have certain limited decision making responsibilities within their respective areas, they are unable to make asset investment and deployment decisions that impact areas outside of their segment or support function. The CEO ultimately decides the allocation of resources among operating segments and the related support functions.

In its letter dated November 30, 2016, the Company described management’s conclusions as to identifying its direct-to-consumer operating segment (“Direct”) and its retail stores operating segment (“Retail”) as its two operating segments in accordance with the criteria established by ASC 280. The Company further elaborates on management’s conclusions as follows:

•	Both Direct and Retail engage in business activities from which they earn revenues and incur expenses.

•	The Company’s Direct and Retail operating segments transact separately with customers and record discrete sales, cost of goods sold and gross margin results. There are also certain operating expenses that are incurred and recorded directly by the two segments. The Company does not allocate expenses to operating segments that are not incurred directly for the benefit of an operating segment.

•	Discrete sales and cost of sales financial information is available to present gross margin for both Direct and Retail.

•	As noted in the paragraph above, the Company’s Direct and Retail operating segments transact separately with customers and record discrete sales, cost of goods sold and gross margin results.

•	Balance sheet data by operating segment is not included in the information provided to the CODM.

•	Only inventory is tracked by location (by store and at its distribution center, which supports both operating segments). Other assets and liabilities are not allocated or reported among the two operating segments.

•	The Company’s CEO regularly reviews sales, cost of sales and gross margin results of both operating segments.

•	See below for more discussion of the reporting and the related reviews conducted by the CEO.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

Further, in accordance with ASC 280-10-50-7, each of the Company’s operating segments has a segment manager who is directly accountable to and maintains regular contact with the CODM. The Company’s Vice President Retail manages Retail’s operations. Direct, which has nearly 90% of its sales transacted on the Company’s e-commerce website, is managed by the Vice President E-commerce. Both positions report to the CEO and resource allocation and deployment decisions by each are subject to review and approval by the CEO.

Based on the foregoing, the Company has identified Direct and Retail as its two operating segments.

You have also asked us to address the following topics:

Whether there is another individual, or groups of individuals, who perform the same or similar function of allocating resources to and assessing the performance of the operating segments.

The Company evaluated whether the operating segment vice presidents should be considered part of the CODM function in light of their oversight responsibilities for the operating segments and concluded that they are not part of the CODM function based on the following, in addition to the reasons discussed above:

Our operating segment vice presidents are directly accountable to the CEO for the sales and operations of their respective operating segment, yet have limited decision-making authority over costs, resources, people and agreements that contribute to their operating segment’s sales. Operating segment resources, including investments in inventory and marketing and other expenses, are deployed by other functional areas, after review and approval of the deployment of those resources by the CEO. Further, we have formal authorization limits that define the authority our operating segment managers have, and transactions outside these authority limits require the CEO’s approval. The CEO is the highest level of management within the Company at which overall resource allocation decisions are made and is the ultimate decision maker in this regard.

The management and reporting structure immediately below the CEO, including the roles and decision-making responsibilities of the individual(s) therein. Consider providing an organizational chart to the extent you believe it will aid in your response.

The CEO ultimately guides the allocation of resources across and within the operating segments and other functional areas. This, in part, ensures the Company meets its objective to create a seamless shopping experience to best serve its customer, wherever and whenever she chooses to shop, and the Company’s strategy of encouraging more customers to shop in both its Retail and Direct channels. To this end, the Company provides the same product, pricing, marketing messages and promotions across both its operating segments.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

The following functional positions report directly to our CEO. In each case, the position has responsibility for certain functions in the operating segments under the authority of the CEO and resource allocation and deployment decisions by each are subject to review and approval by the CEO.

•	David Biese is the Chief Financial Officer, responsible for the finance and accounting, real estate and distribution functions. Mr. Biese’s duties include supporting the management teams of both operating segments.

•	Joann Fielder is Executive Vice President and Chief Merchandising and Creative Officer, responsible for the consistent execution of product design, merchandising and sourcing functions as well as creative messaging of product attributes across operating segments.

•	Paul Lanham is the Senior Vice President, Chief Information Officer, responsible for leading the Company’s technology programs and the execution of the information systems function across operating segments and related support functions.

•	Dan Clifford is the Senior Vice President, Marketing, responsible for the Company’s marketing programs, including the consistent execution of brand and marketing activities across operating segments.

•	Gloria Guerrera is the Senior Vice President, Human Resources, responsible for the execution of human resource programs across operating segments and related support functions.

•	Amish Desai is the Vice President, Strategic Planning and Business Development, responsible for the execution of strategic initiatives across operating segments and related support functions.

•	Faythe Shortell-Valenzon is the Vice President, Contact Center, responsible for customer interactions (e.g. sales order status inquiry) that support both operating segments, other than those that occur in our stores directly between customers and our retail store associates.

•	Vijay Moses is the Vice President, General Counsel and Secretary, responsible for legal and compliance functions across operating segments and related support functions.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

The two operating segment heads below report to the CEO and resource allocation and deployment decisions by each are subject to review and approval by the CEO.

•	Michelle Parzianello is the Vice President Ecommerce and is responsible for overseeing the operation of our e-commerce website, JJill.com. The position’s authority is limited to the operation of e-commerce and deploys resources allocated directly by the CEO, or indirectly by the CEO through a support function.

•	The Vice President Retail position is responsible for overseeing the operation of the stores in our Retail segment. The position’s authority is limited to the operation of retail stores and deploys resources allocated directly by the CEO, or indirectly by the CEO through a support function. This position is currently vacant. A temporary manager, reporting to the CEO, is currently performing the functions of the position until a permanent replacement is hired.

The general organizational structure lower in the organization down to the retail stores (e.g. organized by lifestyle centers versus premium malls, by geographic region, or by some other method).

The Company’s organization is designed to provide functional leadership that supports both operating segments. This ensures the Company’s team strives to create a seamless shopping experience to best serve its customer, wherever and whenever she chooses to shop and to meet its stated strategy of migrating customers to shop in both operating segments. Functional leaders are responsible for consistently delivering services to both operating segments so that customers experience the same products, messages, services, etc., regardless of when, where and how they choose to shop. For example, the same products that are offered in Retail are offered in Direct and at the same retail prices. Similarly, marketing messages and promotional offers are the same in each operating segment. The Company’s catalogs, emails, and other marketing materials are designed to encourage customers to shop in both the Retail and Direct operating segments.

Retail is managed by the Vice President Retail who oversees a team organized exclusively around the operation of the Company’s stores. Many business functions needed to provide retail store services are guided by other functional areas. The Retail organization is further organized around geography for administrative purposes. Field managers oversee store operations in particular areas in the U.S. The structure includes three geographic regions, each managed by a Regional Director. There are twenty one districts that correspond with the regions, managed by District Managers who report to Regional Directors. Individual stores are managed by Store Managers who report to a District Manager. The Field Management teams are supported by a central store operations team, who along with Field Managers, report through to the Vice President Retail. Retail is not organized around lifestyle centers versus premium malls. This distinction is made largely to identify the types of retail centers in which the Company’s stores are located.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

The Direct business is transacted almost entirely on the e-commerce website, JJill.com. Many business functions needed to provide e-commerce services to customers are guided by other functional areas of the business, including product, merchandising, marketing, information services, etc., that are provided by functional support personnel to both operating segments. The Vice President E-commerce oversees a team of associates organized exclusively around the operation of the Ecommerce website.

All the various forms of discrete financial information that is at a disaggregated or lower level then your two current operating segments which is also regularly reviewed by your CODM.

The CODM reviews a monthly report (the “Monthly Report”) that provides sales and margin by operating segment on a consolidated and individual operating segment basis and presents operating expenses on a consolidated basis for the operating segments. The Monthly Report provides profitability on a consolidated basis for the operating segments, but not on an individual operating segment basis. Budgets, forecasts and other performance reports provided to the CODM, other than the Monthly Report, are prepared on substantially the same basis as the Monthly Report.

The CODM regularly reviews daily, weekly and monthly sales, gross margin and inventory information for the operating segments, on a combined and individual basis. The Company typically reports certain discrete costs of the individual operating segments at a level lower than gross margin on a monthly basis, including payroll, occupancy, marketing and other operating expenses in Retail and shipping, marketing and other operational expenses in Direct. As noted, many business functions needed to provide services in the operating segments are guided by other functional areas; similarly, the related costs of the services, though recorded in one or both segments, are managed by a functional head (other than an operating segment head). For example, occupancy and shipping expenses are managed by the Chief Financial Officer and marketing expenses are managed by the Senior Vice President, Marketing. The costs of producing and distributing catalogs and the costs of operating our customer contact center are recorded in the Direct channel for administrative ease, although these activates benefit both operating segments. Catalog costs are managed by the Senior Vice President, Marketing and our customer contact center is managed by the Vice President, Contact Center. Retail store profit statements are available to the CODM, if requested, but are not included in regular reporting. A profit statement is not produced for the Direct segment. The CODM also reviews the expenses of the support functions.

Operating segment Vice Presidents have daily, weekly and monthly reporting of sales and gross margin for their respective operating segment. They also receive monthly reporting of the direct costs associated with their operating segments. Individual Retail

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

store profit statements are available to the Vice President Retail. Senior Managers of support functions receive monthly reporting of the direct costs associated with their function. While these executives have certain, limited decision making responsibilities within their respective areas, they are unable to unilaterally make asset investment and deployment decisions that impact areas outside of their segment or support function. Our CODM ultimately decides the allocation of resources among operating segments and the related support functions.

If lower level or disaggregated information is not regularly reviewed by the CODM, tell us who is responsible for allocating resources and assessing performance within each of the two channels you have identified and how the CEO assess the performance of the individual(s) responsible for those decisions.

As noted, the CODM regularly reviews daily, weekly and monthly sales, gross margin and inventory information for the operating segments, on a combined and individual basis. The Company typically reports certain discrete costs of the individual operating segments at a level lower than gross margin on a monthly basis, including payroll, occupancy, marketing and other operational expenses in Retail and shipping, marketing and other operational expenses in Direct. As noted, many business functions needed to provide services in the operating segments are guided by other functional areas; similarly, the related costs of the services, though recorded in one or both segments, are managed by a functional head (other than an operating segment head). For example, occupancy and shipping expenses are managed by the Chief Financial Officer and marketing expenses are managed by the Senior Vice President, Marketing. The costs of producing and distributing catalogs and the costs of operating the customer contact center are recorded in the Direct channel for administrative ease, although these activities benefit both operating segments. Catalog costs are managed by the Senior Vice President, Marketing and our customer contact center is managed by the Vice President, Contact Center. Retail store profit statements are available to the CODM, if requested, but are not included in regular reporting. A profit statement is not produced for the Direct segment. The CODM also reviews the expenses of the support functions.

The Company’s senior managers, who directly report to the CODM, are included in the Company’s annual incentive plan that targets a single measure of consolidated profit including both operating segments. As such, regardless of job responsibility, no individual benefits from performance of one channel over another.

Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM makes changes to the budget.

The Company’s annual budget process includes a top-down and a bottom-up approach. The CEO sets annual, top-down sales, gross margin and profit targets. The CEO establishes the targets at a total and on an operating segment and for the related support functions.

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

These targets are reviewed with the board of directors at the outset of the budget process and are then communicated to management. In turn, the operating segment and functional leaders prepare detailed budgets for their respective area, including capital investment, which are presented by the leaders to the CEO.

Changes to budgets as a result of the CEO’s review are processed and, depending upon the magnitude of the changes, are presented again to the CEO. After one or more iterations of this process, the CEO approves a budget, including the budgets for individual areas. The budget is presented by the CEO to the board of directors for approval before it become final.

Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

During the year, the CODM is actively involved in the allocation of resources. The CODM regularly reviews exceptions to the budget with various responsible leaders, including operating segment and functional leaders. The reviews center primarily on larger variances, with a focus on actions to correct or mitigate unfavorable variances.

Detailed sales, gross margin and inventory information is typically reviewed each week, in total and by operating segment. More significant expenses and capital investments are typically reviewed each month, and in more detail during budget and forecast development periods.

*        *        *

Based on consideration of the above in light of ASC 280, the Company believes that it has appropriately identified its CEO as the CODM and Direct and Retail as its operating segments.

Exhibits, page II-2

3.	We note your response to prior comment 13. In your risk factor on page 26 you disclose that any significant interruption in the operations of your Tilton distribution and customer contact center could adversely affect your business, financial condition and results of operations. Please tell us why you believe the lease is not material in light of this risk factor or file the lease agreement as an exhibit.

Response to Comment 3

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the risk factor on page 26 of Amendment No. 2 is included in the Registration

Mr. Jonathan Burr

Division of Corporation Finance

Securities and Exchange Commission

Statement to disclose the impact that a significant interruption in the operations that are currently conducted at our Tilton distribution and customer contact center, which include the receipt, storage, sorting, packing and distribution of merchandise to our stores and to our direct customers, could have on the Company’s business, financial condition and results of operations. However, the Company does not consider the lease itself to be material in either amount or significance. The lease payments made under the lease for our Tilton distribution and customer contact center are not material in amount to the Company. Additionally, in the event that the lease was terminated or not renewed, the Company believes it could find suitable and comparably priced replacement properties without material harm to the operations that are currently conducted through our Tilton distribution and customer contact center. The loss or non-renewal of the lease would not be foreseeably material to the Company or its business and operations. The significant interruption referenced in the risk factor on page 26 of the Registration Statement includes interruptions in the Company’s operations from events such as natural disasters, accidents, inclement weather, technology system failures, work stoppages, slowdowns or strikes, but does not include the risk of the termination of the lease itself and possible subsequent relocation of the Tilton distribution and contact center. As a result, the Company respectfully submits that the lease for the distribution and contact center is not material and is therefore not required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or Brendan K. Christian at (212) 373-3111.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	David Biese

           Jill Intermediate LLC

Marc D. Jaffe, Esq.

Ian D. Schuman, Esq.

           Latham & Watkins LLP